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Form of Proxy - Annual General Meeting to be held on May 11, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:00 a.m., Calgary Time on May 9, 2007.

Appointment of Proxyholder

I/We being holder(s) of Paramount Energy Trust hereby appoint:
Susan L. Riddell Rose or failing her, Clayton H. Riddell

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Paramount Energy Trust to be held at Calgary, Alberta on May 11, 2007 at 9:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Re-appoint Trustee

The re-appointment of Computershare Trust Company of Canada ("Computershare") as Trustee of PET for the ensuing year

For ☐ Withhold ☐

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2. Fix Number of Directors

Computershare to fix the number of directors of Paramount Energy Operating Corp. (the "Administrator") to be elected at seven (7)

For ☐ Against ☐

3. Election of Directors

Management recommends that you vote FOR all the nominees listed below:
Clayton H. Riddell; Susan L. Riddell Rose; Karen A. Genoway; Randall E. Johnson; Donald J. Nelson; John W. Peltier; Howard R. Ward;

Computershare to pass a resolution electing directors of the Administrator as set out in the Management Information Circular and Proxy Statement ("Circular") prepared in connection with the Meeting for the ensuing year or until their successors are elected or appointed

For ☐ Withhold ☐

4. Appointment of Auditors

The reappointment KPMG LLP, Chartered Accountants, as the auditors of PET for the ensuing year and to authorize the directors of the Administrator to fix their remuneration

For ☐ Withhold ☐

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5. Other Business

On any other business that may properly come before the Meeting or any adjournment thereof, in such manner as the proxyholder may determine in his or her discretion

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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